Exhibit 99.1

Pacific Drilling Announces First-Quarter 2019 Results

▪	Pacific Khamsin contracted by Equinor for work in the Gulf of Mexico
▪	Delivered revenue efficiency of 98.1% for the first quarter

LUXEMBOURG, May 13, 2019—Pacific Drilling S.A. (NYSE: PACD) (“Pacific Drilling” or the “Company”) today reported results for the first quarter of 2019. Net loss for the first-quarter 2019 was $84.0 million or $1.12 per diluted share. EBITDA(a) for the first-quarter 2019 was $1.9 million.

“Our strong operational performance, reflected by 98.1% revenue efficiency for the quarter, and focus on spend management, delivered improved results and positive EBITDA for the quarter.  We continue to make changes in our supply chain and maintenance processes that meaningfully reduce our operating costs while delivering safe, reliable and efficient operations,” said CEO Bernie Wolford.

“While the market remains challenging, we are encouraged by the upturn in utilization within the sector and continued improvement in demand as indicated by tender activity and direct discussions with clients.  We are ideally positioned to benefit from this increasing demand for our available 6th and 7th generation drillships.”

“The contract with Equinor for the Pacific Khamsin is a clear acknowledgement of our record of delivering exceptional performance.  Having capable and experienced crews maintaining our smart-stacked rigs supported by a strong technical team committed to performance will allow us to deliver the 7th generation Pacific Khamsin drillship in a ready to work condition with economy and efficiency.  Additionally, our integrated service experience will play a key role in providing Equinor with a package of services in support of their success.”

First-Quarter 2019 Operational and Financial Commentary

First-quarter 2019 contract drilling revenue was $65.9 million, which included $3.4 million in reimbursable revenue and $0.6 million of deferred revenue amortization. This compared to fourth-quarter 2018 contract drilling revenue of $59.6 million, which included $1.4 million in reimbursable revenue and $2.9 million of deferred revenue amortization. The increase in revenue resulted primarily from the Pacific Bora operating for the full quarter under the contract with Nigerian Agip Exploration Limited, a subsidiary of Eni, compared to only a portion of the period in fourth-quarter 2018.

Operating expenses for the first quarter of 2019 were $52.3 million compared to $44.8 million in the fourth quarter of 2018. The increase in operating expenses was primarily due to costs of the Pacific Santa Ana ramping up to commence its contract with Total E&P Senegal in Senegal. Additionally, operating expenses included reimbursable revenue expenses for first-quarter 2019 of $2.4 million compared to $1.1 million in fourth-quarter 2018.

General and administrative expenses for the first quarter of 2019 were $11.2 million, as compared to $13.8 million for the fourth quarter of 2018. The decrease in general and administrative expenses was primarily due to the impact of a heightened emphasis on cost control and process optimization.

Adjusted EBITDA(a) for first-quarter 2019 was $4.3 million, compared to $3.3 million in fourth-quarter 2018.

Capital expenditures for the first quarter of 2019 were $17.6 million compared to $6.2 million in the fourth quarter of 2018. The increase in capital expenditures was primarily due to payments made to date to purchase a managed pressure drilling device and controls.

Footnotes

(a)

EBITDA and Adjusted EBITDA are non-GAAP financial measures. For a definition of EBITDA and Adjusted EBITDA and a reconciliation to net income, please refer to the schedule included in this release. Management uses this operational metric to track company results and believes that this measure provides additional information that highlights the impact of our operating efficiency as well as the operating and support costs incurred in achieving the revenue performance.

2019 Guidance

A schedule of Pacific Drilling’s 2019 guidance as of May 13, 2019 is available in the “Quarterly and Annual Results” subsection of the “Investor Relations” section of our website, www.pacificdrilling.com.

Conference Call

Pacific Drilling will conduct a conference call at 10 a.m. Central time on Tuesday, May 14, 2019 to discuss first-quarter 2019 results. To access the conference call, participants should contact the Conference Call Operator at +1 888-221-3881 within North America or +1 720-452-9217 outside of North America approximately 10 minutes prior to the scheduled start time and provide confirmation code #4796567. A replay of the call will be available on the company’s website or by dialing +1 888-203-1112 within North America or +1 719-457-0820 outside of North America and providing confirmation code #4796567.

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is committed to becoming the industry’s preferred high-specification, deepwater drilling contractor. Pacific Drilling’s fleet of seven drillships represents one of the youngest and most technologically advanced fleets in the world. Pacific Drilling has principal offices in Luxembourg and Houston. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

Forward-Looking Statements

Certain statements and information contained in this press release constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by their use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “our ability to,” “may,”  “plan,” “potential,” “predict,” “project,”

“projected,” “should,” “will,” “would”, or other similar words which are not generally historical in nature. The forward-looking statements speak only as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Our forward-looking statements express our current expectations or forecasts of possible future results or events, including future financial and operational performance and cash balances; revenue efficiency levels; market outlook; forecasts of trends; future client contract opportunities; future contract dayrates; our business strategies and plans or objectives of management; estimated duration of client contracts; backlog; expected capital expenditures; projected costs and savings; and the potential impact of our completed Chapter 11 proceedings on our future operations and ability to finance our business.

Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees, and actual future results may differ materially due to a variety of factors. These statements are subject to a number of risks and uncertainties and are based on a number of judgments and assumptions as of the date such statements are made about future events, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated, projected or implied by us in such statements due to a variety of factors, including if one or more of these risks or uncertainties materialize, or if our underlying assumptions prove incorrect.

Important factors that could cause actual results to differ materially from our expectations include: the global oil and gas market and its impact on demand for our services; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high-specification drillships and other drilling rigs competing with our fleet; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; our ability to successfully negotiate and consummate definitive contracts and satisfy other customary conditions with respect to letters of intent and letters of award that we receive for our drillships; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; costs related to stacking of rigs; downtime and other risks associated with offshore rig operations, including unscheduled repairs or maintenance, relocations, severe weather or hurricanes; our small fleet and reliance on a limited number of clients; our ability to execute our business plans; the effects of our completed Chapter 11 proceedings on our future operations; and the other risk factors described in our 2018 Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 12, 2019 and our Reports on Form 6-K.  These documents are available through our website at www.pacificdrilling.com or through the SEC’s website at www.sec.gov.

Investor Contact:	Johannes (John) P. Boots
Pacific Drilling S.A.
+713 334 6662
Investor@pacificdrilling.com

Media Contact:	Amy L. Roddy
Pacific Drilling S.A.
+713 334 6662
Media@pacificdrilling.com

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(in thousands, except per share information) (unaudited)

	Successor		Predecessor
		Period from	Period from
	Three Months	November 20,	October 1,	Three Months
	Ended March 31,	through	through	Ended March 31,
	2019	December 31, 2018	November 19, 2018	2018
Revenues
Contract drilling	$65,916	$28,489	$31,073	$82,069
Costs and expenses
Operating expenses	(52,296)	(19,744)	(25,050)	(64,354)
General and administrative expenses	(11,246)	(4,245)	(9,572)	(17,204)
Depreciation and amortization expense	(58,899)	(27,277)	(38,187)	(69,920)
	(122,441)	(51,266)	(72,809)	(151,478)
Operating loss	(56,525)	(22,777)	(41,736)	(69,409)
Other income (expense)
Interest expense	(24,039)	(10,904)	(29,046)	(14,929)
Reorganization items	(1,003)	(1,300)	(1,743,556)	(12,032)
Interest income	1,972	1,008	428	788
Equity earnings in unconsolidated subsidiaries	(1,052)	392	—	—
Expenses to unconsolidated subsidiaries, net	(272)	(1,198)	—	—
Other income (expense)	(91)	526	350	(195)
Loss before income taxes	(81,010)	(34,253)	(1,813,560)	(95,777)
Income tax (expense) benefit	(2,969)	6,769	3,261	(274)
Net loss	$(83,979)	$(27,484)	$(1,810,299)	$(96,051)
Loss per common share, basic	$(1.12)	$(0.37)	$(84.72)	$(4.50)
Weighted average number of common shares, basic	75,031	75,010	21,368	21,339
Loss per common share, diluted	$(1.12)	$(0.37)	$(84.72)	$(4.50)
Weighted average number of common shares, diluted	75,031	75,010	21,368	21,339

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(in thousands) (unaudited)

	March 31,	December 31,
	2019	2018
Assets:
Cash and cash equivalents	$337,173	$367,577
Restricted cash	16,965	21,498
Accounts receivable, net	46,895	40,549
Other receivable	28,000	28,000
Materials and supplies	40,598	40,429
Prepaid expenses and other current assets	16,390	9,149
Total current assets	486,021	507,202
Property and equipment, net	1,901,540	1,915,172
Receivable from unconsolidated subsidiaries	204,790	204,790
Intangible asset	53,025	85,053
Investment in unconsolidated subsidiaries	11,264	11,876
Other assets	29,630	24,120
Total assets	$2,686,270	$2,748,213

Liabilities and shareholders’ equity:
Accounts payable	$13,072	$14,941
Accrued expenses	17,716	25,744
Accrued interest	32,279	16,576
Deferred revenue, current	1,443	—
Total current liabilities	64,510	57,261
Long-term debt	1,047,431	1,039,335
Payable to unconsolidated subsidiaries	4,381	4,400
Other long-term liabilities	34,228	28,259
Total liabilities	1,150,550	1,129,255
Shareholders’ equity:
Common shares	750	750
Additional paid-in capital	1,646,557	1,645,692
Treasury shares, at cost	(124)	—
Accumulated deficit	(111,463)	(27,484)
Total shareholders’ equity	1,535,720	1,618,958
Total liabilities and shareholders’ equity	$2,686,270	$2,748,213

PACIFIC DRILLING S. A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(in thousands) (unaudited)

	Successor		Predecessor
		Period From	Period From
	Three Months	November 20,	October 1,	Three Months
	Ended March 31,	through	through	Ended March 31,
	2019	December 31, 2018	November 19, 2018	2018

Cash flow from operating activities:
Net loss	$(83,979)	$(27,484)	$(1,810,299)	$(96,051)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	58,899	27,277	38,187	69,920
Amortization of deferred revenue	(570)	—	(2,890)	(6,150)
Amortization of deferred costs	433	128	1,645	5,007
Amortization of deferred financing costs	—	—	1,639	—
Amortization of debt premium, net	(112)	(38)	—	—
Interest paid-in-kind	8,208	3,732	4,477	—
Deferred income taxes	2,765	(6,507)	7,172	(1,762)
Share-based compensation expense	865	599	932	723
Reorganization items	—	—	1,724,494	4,707
Changes in operating assets and liabilities:
Accounts receivable	(6,346)	(11,670)	6,096	(8,284)
Materials and supplies	(169)	(122)	499	1,109
Prepaid expenses and other assets	(14,222)	(11,177)	(39,254)	4,451
Accounts payable and accrued expenses	16,130	(16,490)	(20,808)	(12,745)
Deferred revenue	2,013	—	—	(1,535)
Net cash used in operating activities	(16,085)	(41,752)	(88,110)	(40,610)
Cash flow from investing activities:
Capital expenditures	(17,613)	(2,697)	(3,544)	(3,888)
Deconsolidation of Zonda Debtors	—	—	(4,910)	—
Net cash used in investing activities	(17,613)	(2,697)	(8,454)	(3,888)
Cash flow from financing activities:
Payments for shares issued under share-based compensation plan	—	(126)	—	—
Payments from debtor-in-possession financing	—	—	(50,000)	—
Payments on long-term debt	—	—	(1,136,478)	—
Proceeds from equity offerings	—	—	500,000	—
Payments for financing costs	(1,115)	(13,525)	(1,933)	—
Purchases of treasury shares	(124)	—	—	—
Net cash used in financing activities	(1,239)	(13,651)	(688,411)	—
Net decrease in cash and cash equivalents	(34,937)	(58,100)	(784,975)	(44,498)
Cash, cash equivalents and restricted cash, beginning of period	389,075	447,175	1,232,150	317,448
Cash, cash equivalents and restricted cash, end of period	$354,138	$389,075	$447,175	$272,950

EBITDA and Adjusted EBITDA Reconciliation

EBITDA is defined as earnings before interest expense, taxes, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest expense, taxes, depreciation, amortization,  equity earnings in unconsolidated subsidiaries, expenses to unconsolidated subsidiaries, net and reorganization items. EBITDA and Adjusted EBITDA do not represent and should not be considered an alternative to net income, operating income, cash flow from operations or any other measure of financial performance presented in accordance with U.S. generally accepted accounting principles (“GAAP”) and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies. EBITDA and Adjusted EBITDA are included herein because they are used by management to measure the Company’s operations. Management believes that EBITDA and Adjusted EBITDA present useful information to investors regarding the Company’s operating performance.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Supplementary Data—Reconciliation of Net Loss to Non-GAAP EBITDA and Adjusted EBITDA

(in thousands) (unaudited)

	Successor		Predecessor
		Period From	Period From
	Three Months	November 20,	October 1,	Three Months
	Ended	through	through	Ended
	March 31,	December 31,	November 19,	March 31,
	2019	2018	2018	2018

Net loss	$(83,979)	$(27,484)	$(1,810,299)	$(96,051)
Add:
Interest expense	24,039	10,904	29,046	14,929
Depreciation and amortization expense	58,899	27,277	38,187	69,920
Income tax expense (benefit)	2,969	(6,769)	(3,261)	274
EBITDA	$1,928	$3,928	$(1,746,327)	$(10,928)

Add:
Equity earnings in unconsolidated subsidiaries	1,052	(392)	—	—
Expenses to unconsolidated subsidiaries, net	272	1,198	—	—
Reorganization items	1,003	1,300	1,743,556	12,032
Adjusted EBITDA	$4,255	$6,034	$(2,771)	$1,104